[ ], 2020

Aquila Municipal Trust 120 West 45th Street, Suite 3600 New York, New York 10036
The Cascades Trust 120 West 45th Street, Suite 3600 New York, New York 10036

Ladies and Gentlemen:
This opinion is furnished to you pursuant to Paragraph 8.5 of the Agreement and Plan of Reorganization (the “Agreement”), dated as of [  ], by and between Aquila Municipal Trust, a Massachusetts business trust (the “Successor Trust”), on behalf of Aquila Tax-Free Trust of Oregon, a series thereof (the “Successor Fund”), and The Cascades Trust, a Massachusetts business trust (the “Current Trust”), on behalf of its sole series, Aquila Tax-Free Fund of Oregon (the “Current Fund”). All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement. The Agreement contemplates (1) the transfer of all of the assets of the Current Fund to the Successor Fund solely in exchange for (a) the issuance to the Current Fund of Successor Fund Shares, including fractional Successor Fund Shares, of each class having an aggregate net asset value equal to the aggregate net asset vale of the Current Fund attributable to the corresponding class of Current Fund Shares, as determined in the manner set forth in Paragraphs 2.1 and 2.2 of the Agreement, and (b) the assumption by the Successor Fund of all of the liabilities of the Current Fund, and (2) the distribution by the Current Fund of the Successor Fund Shares to the Current Fund Shareholders in redemption of all outstanding Current Fund Shares and in complete liquidation of the Current Fund (collectively, the “Transaction”).
In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement, the Combined Proxy Statement of the Current Fund and Prospectus for the Successor Fund, dated [  ], 2020, and other materials prepared in connection with the Transaction (collectively, the “Transaction Documents”). In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies). We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreement or the other Transaction Documents.

Aquila Municipal Trust
The Cascade Trust
[   ], 2020
Page Two

As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Transaction Documents and in certificates of the Successor Fund and the Current Fund, each dated as of the date hereof (the “Certificates”). Our opinion assumes (i) that all representations set forth in the Transaction Documents and in the Certificates will be true and correct in all material respects as of the date of the Transaction (and that any such representations made “to the best knowledge of,” “to the knowledge of,” “in the belief of,” or otherwise similarly qualified, are true and correct in all material respects without any such qualification), and (ii) that the Agreement is implemented in accordance with its terms and consistent with the representations set forth in the Transaction Documents and Certificates. Our opinion is limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the “Code”), existing case law, existing permanent and temporary treasury regulations promulgated under the Code, and existing published revenue rulings and procedures of the Internal Revenue Service that are in effect as of the date hereof, all of which are subject to change and new interpretation, both prospectively and retroactively. We assume no obligation to update our opinion to reflect other facts or any changes in law or in the interpretation thereof that may hereafter occur.
On the basis of and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:
1.
The Transaction will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and each of the Current Fund and the Successor Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.
No gain or loss will be recognized by the Current Trust upon the transfer of the Acquired Assets to the Successor Fund solely in exchange for the Successor Fund Shares and the assumption by the Successor Fund of the Assumed Liabilities, or upon the distribution of the Successor Fund Shares to the Current Fund Shareholders, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an Acquired Asset regardless of whether such transfer would otherwise be a non‑recognition transaction under the Code.

3.
The tax basis in the hands of the Successor Fund of each Acquired Asset will be the same as the tax basis of such Acquired Asset in the hands of the Current Fund immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Current Fund on the transfer.

4.
The holding period of each Acquired Asset in the hands of the Successor Fund, other than assets with respect to which gain or loss is required to be recognized, will include in each instance the Current Fund’s holding period for such Acquired Asset (except where investment activities of the Successor Fund have the effect of reducing or eliminating the holding period with respect to an Acquired Asset).

Aquila Municipal Trust
The Cascade Trust
[   ], 2020
Page Three

5.	No gain or loss will be recognized by the Successor Fund upon its receipt of the Acquired Assets solely in exchange for Successor Fund Shares and the assumption of the Assumed Liabilities.
6.	No gain or loss will be recognized by the Current Fund Shareholders upon the exchange of their Current Fund Shares for Successor Fund Shares as part of the Transaction.
7.
The aggregate tax basis of the Successor Fund Shares that each Current Fund Shareholder receives in the Transaction will be the same as the aggregate tax basis of the Current Fund Shares exchanged therefor.

8.
Each Current Fund Shareholder’s holding period for the Successor Fund Shares received in the Transaction will include the holding period for the Current Fund Shares exchanged therefor, provided that the Current Fund Shareholder held such Current Fund Shares as capital assets on the date of the exchange.

9.	The taxable year of the Current Fund will not end as a result of the Transaction.
This opinion is furnished to the Successor Fund and the Current Fund in connection with the Transaction and is not to be quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent. This opinion may be disclosed to the Current Fund Shareholders, and they may rely on it in connection with the Transaction, it being understood that we are not establishing any attorney-client relationship with any shareholder. This letter is not to be relied upon for the benefit of any other person or for any other purpose.

Very truly yours,

MORGAN, LEWIS & BOCKIUS LLP